Sanford C. Bernstein & Co., Inc.
Investment Research and Management
767 Fifth Avenue
New York, New York  10153-0185
212/486-5800


November 14, 1995



Sanford C. Bernstein Fund, Inc.
767 Fifth Avenue
New York, NY  10153

Dear Sirs:

Sanford C. Bernstein Fund, Inc., which is presently comprised of ten portfolios -- Bernstein Government Short Duration, Bernstein Short Duration Plus, Bernstein New York Municipal, Bernstein Diversified Municipal, Bernstein Intermediate Duration, Bernstein California Municipal, Bernstein International Value, Bernstein Short Duration California Municipal, Bernstein Short Duration Diversified
Municipal and Bernstein Short Duration New York Municipal
(the "Fund") -- is registered to issue and sell an indefinite number of shares (the "Shares") of its common stock, par value $.001 per share (the "Common Stock"), in the manner and on the terms set forth in its Registration Statement on Form N-1A filed with the Securities and Exchange Commission (File No. 33-21844).

I have, as attorney for Sanford C. Bernstein & Co., Inc., advisor to the Fund, participated in various corporate and other proceedings relating to the Fund and to the Shares. I have examined copies, either certified or otherwise proved to my satisfaction to be genuine, of its Charter and By-Laws, as currently in effect, a certificate of good standing issued by the State Department of Assessments and Taxation of Maryland and other documents relating to its organization and operation. I have also reviewed the above-mentioned Registration Statement and all amendments filed as of the date of this opinion and the documents filed as exhibits thereto. I am generally familiar with the corporate affairs of the Fund.

Based upon the foregoing, it is my opinion that:

1. The Fund has been duly organized and is validly existing under the laws of the State of Maryland.

2. The Fund is authorized to issue two billion (2,000,000,000) shares of Common Stock. Under Maryland law, shares of Common Stock which are issued and subsequently redeemed by the Fund will be, by virtue of such redemption, restored to the status of authorized and unissued shares.

3. The shares sold by the Fund during its fiscal year ending
September 30, 1995 were legally issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion with the Securities and Exchange Commission as a part of the Fund's Rule 24f-2 Notice for the Fund's fiscal year ending September 30, 1995 and with any state securities commission where such filing is required.

I am a member of the Bar of the States of New York and California and do not hold myself out as being conversant with the laws of any jurisdiction other than those of the United States of America and the States of New York and California. I note that I am not licensed to practice law in the State of Maryland, and to the extent that any opinion expressed herein involves the law of Maryland, such opinion should be understood to be based solely upon my review of the good standing certificate referred to above, the published statutes of that State and, where applicable, published cases, rules or regulations of regulatory bodies of that State.

Very truly yours,

/s/Jean Margo Reid
Associate General Counsel
and Vice President

Sanford C. Bernstein & Co., Inc.
Registered Investment Advisor
Member, New York Stock Exchange, Inc.

JMR:pjr